ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 24, 2025	Sarah Clinton T +1 617 951 7375 sarah.clinton@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Disclosure Review and Accounting Office

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Lisa N. Larkin

Re:	Blackstone Alternative Investment Funds (File Nos. 811-22743 and 333-185238) (the “Registrant” or the “Trust”)

Ladies and Gentlemen:

On July 15, 2025, Lisa N. Larkin of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided oral comments to Abigail Cunningham and Tyler DiBrino of Ropes & Gray LLP, the Trust’s counsel, in connection with the Staff’s review of Post-Effective Amendment No. 42 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 46 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”), filed on May 30, 2025, pursuant to Rule 485(a) under the Securities Act and relating to Blackstone Alternative Multi-Strategy Fund (the “Fund”), a series of the Trust (the “485(a) Amendment”).

The Staff requested that the Registrant’s responses be provided in writing via EDGAR correspondence. Accordingly, the Staff’s comments, together with the Registrant’s responses thereto, are set forth below. Where relevant, these responses will be reflected in Post-Effective Amendment No. 43 under the Securities Act and Amendment No. 47 under the Investment Company Act to the Registration Statement, to be filed with the Commission on or around July 29, 2025, pursuant to Rule 485(b) under the Securities Act. Capitalized terms used but not defined herein shall have the meanings given to them in the 485(a) Amendment.

1.

Comment: In light of the Fund’s open-end nature, please supplementarily clarify the following disclosure on page 20 of the Prospectus under the sub-section titled “Allocation of Investment Opportunities:” “In addition, as a registered investment company under the 1940 Act, the Fund is subject to certain limitations relating to co-investments and joint transactions with affiliates, which in certain circumstances will limit the Fund’s ability to make investments or enter into other transactions alongside other clients. There can be no assurance

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that such regulatory restrictions will not adversely affect the Fund’s ability to capitalize on attractive investment opportunities.”

Response: The Registrant is referring to the restrictions on joint transactions imposed by Section 17(d) of the Investment Company Act. In some cases, but not in all cases, the Registrant may be able to participate in transactions alongside affiliated persons in reliance on no-action letters issued by the Staff. The quoted disclosure is intended to indicate this limitation.

2.	Comment: With respect to each of the Fund’s three wholly-owned and controlled subsidiaries (each, a “Subsidiary”):

●	Please disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

●

Please disclose that the Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of Section 18.

●

Please disclose that any investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

●	Please disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

●

Please disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

●	Please explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

●	Please confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Commission of the Subsidiary’s books and records, which

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will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

●	Please confirm in correspondence that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

●

Please confirm that the Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

Response: With respect to each Subsidiary, the Registrant confirms that the Fund and the Subsidiary comply, on an aggregate basis, with the provisions of the Investment Company Act governing investment policies (Section 8), capital structure and leverage (Section 18), and affiliated transactions and custody (Section 17), and that the Subsidiary’s assets are held by an eligible custodian under Section 17 of the Investment Company Act (currently, State Street Bank & Trust Company). The Registrant notes that disclosure to this effect is included in the Statement of Additional Information under “Investment Policies and Restrictions—Organization and Management of the Wholly-Owned Subsidiaries.” The Registrant will also add the disclosure underlined below to the sub-section of the Statement of Additional Information titled “Investment Policies and Restrictions—Organization and Management of the Wholly-Owned Subsidiaries:”

“Each Subsidiary has an eligible custodian under Section 17 of the 1940 Act (currently, State Street Bank & Trust Company).”

The Registrant confirms that each Subsidiary, although not an investment company subject to the Investment Company Act, has voluntarily entered into an investment management agreement with the Fund’s investment adviser pursuant to the requirements of Section 15 of the Investment Company Act. The Registrant confirms that each such investment management agreement, and any amendments thereto, have been filed as exhibits to the Registration Statement.

The Registrant confirms that the principal investment strategies and principal risk disclosures of the Fund reflect the aggregate operations of the Fund and its subsidiaries, including each Subsidiary.

The Registrant confirms that the Fund’s and each Subsidiary’s financial statements are presented on a consolidated basis.

The Registrant confirms that each Subsidiary and its board of directors or managers, as applicable, (i) will agree to inspection of the Subsidiary’s books and records by the Staff,

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which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder and (ii) has designated an agent for service of process in the United States.

The Registrant confirms that that each Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and each Subsidiary’s expenses will be included in the Fund’s fee table in the Prospectus in “Other Expenses.”

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If you have any questions concerning the foregoing, please call me at 617-951-7375.

Sincerely,

/s/ Sarah Clinton

Sarah Clinton

cc:	John Sanders, Blackstone Alternative Investment Advisors LLC

Stephen Adams, Blackstone Alternative Investment Advisors LLC